UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elephant Talk Communications, Inc.

File No. 000-30061 – CF#22694

_____

       Elephant Talk Communications, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 1, 2008.

       Based on representations by Elephant Talk Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 99.1   through October 1, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Kathleen Krebs
       Special Counsel